Exhibit 99.1

China Zenix Appoints New Director

ZHANGZHOU, China, November 24, 2014 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”) the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, is pleased to announce today that Mr. Xiandai Zhang has been appointed to the board of directors and the audit committee effective immediately. Mr. Zhang qualifies as an independent director under the criteria of The New York Stock Exchange.

Mr. Zhang brings over 20 years of experience in auditing, tax and accounting including 6 years of national auditing, 16 years experience with accounting and tax firms, and 12 years as an auditor or tax project manager.

He is the director of taxation and a legal representative of Quanzhou Fangzheng Taxation from the year 2005 to present. From 2000 to 2005, Mr. Zhang was the deputy director and an accountant at Quanzhou Fangzheng Accounting. Previously, he was the deputy director and accountant in the City of Shishi and an auditor in Yong’An City.

Mr. Zhang is a Certified Public Accountant (“CPA”) and Chartered Tax Adviser (“CTA”) in China. He also has qualified as an economist and senior auditor. He earned an undergraduate degree in accounting from Fuzhou University in 1992.

Mr. Jianhui Lai, chairman and chief executive officer, commented, “We look forward to utilizing the business experience and accounting expertise Mr. Xiandai Zhang brings to the board of directors to help achieve our strategic goals.”

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of September 30, 2013. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com

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